SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                             Date: December 16, 2004



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X               Form 40-F
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
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                                EXPLANATORY NOTE


     On December 16, 2004, Given Imaging Ltd. issued a press release entitled "U.K. National Health Service Approves Pillcam(R) SB." A copy of this press release is attached to this report as Exhibit 1.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GIVEN IMAGING LTD.


Date:    December 16, 2004                  By: /s/ Zvi Ben David
                                                --------------------------------
                                                Name:  Zvi Ben David
                                                Title: Vice President and
                                                       Chief Financial Officer

                                  EXHIBIT INDEX
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Exhibit      Description

1 Press release dated December 16, 2004, entitled "U.K. National Health Service Approves Pillcam(R) SB."